

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Joseph R. Ianniello
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

> **RE: CBS Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-09553**

Dear Mr. Ianniello:

We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

The Loss of Key Personnel, Including Talent, Could Disrupt…and Adversely Affect its Revenues, page I-30

1. We note your response to comment two from our letter dated April 13, 2010. Please clarify whether your Board has a written succession plan with respect to the Chairman of the Board and confirm that you will disclose your response to our comments in your future filings.

Critical Accounting Policies
Impairment of Goodwill and Intangible Assets, page II-31

2. We note your response to comment one from our letter dated May 28, 2010 and your proposed disclosure. Please expand your disclosure to address the significant contingencies or developments that may be unique in the larger markets that face impairment risk, and/ or that may be common to most of these markets.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

Cc: Stephen T. Giove (via facsimile)